Exhibit 107
Calculation of Filing Fee Table
Form S-8
(Form Type)
Salarius Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock	Rule 457(c) and 457(h)	112,795(2)	$2.135(3)	$240,817(3)	0.0001102	$26.54
Total Offering Amounts				—	$240,817	—	$26.54
Total Fees Previously Paid							—
Total Fee Offsets							—
Net Fee Due							$26.54
(1)	Pursuant to Rule 416(a) under the Securities Act of 1933 (the “Securities Act”), this Registration Statement also covers an indeterminate number of additional shares of common stock to be offered or sold pursuant to the above-named plans that may be issued as a result of the anti-dilution and other adjustment provisions therein by reason of certain corporate transactions or events, including any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant’s outstanding shares of common stock.
(2)	Represents the sum of (i) 90,236 additional shares of common stock issuable pursuant to the Salarius Pharmaceuticals, Inc. 2015 Equity Incentive Plan, as amended and restated (the “2015 Plan”) that have become available pursuant to an “evergreen” provision contained in the 2015 Plan and (ii) 22,559 additional shares of common stock issuable pursuant to the Salarius Pharmaceuticals, Inc. 2015 Employee Stock Purchase Plan (the “ESPP”) that have become available pursuant to an “evergreen” provision contained in the ESPP.
(3)	Computed in accordance with Rules 457(c) and 457(h) under the Securities Act, solely for the purposes of calculating the registration fee, based on the average of the high and low prices of the registrant’s Common Stock as reported on the Nasdaq Capital Market on February 14, 2023.